SUN LIFE FINANCIAL SERVICES OF CANADA INC.

Certification pursuant to
18 U.S.C. Section 1350
as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Sun Life Financial Services of Canada Inc. (the “Company”), dated February 12, 2003 for the year ended December 31, 2002, as filed with the Securities and Exchange Commission (the “SEC”), and as amended by Form 40-F/A dated February 18, 2003 as filed with the SEC, and as further amended by Form 40-F/A, dated May 16, 2003 and to be filed with the SEC (collectively the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

(1)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 16, 2003

/s/ “Donald A. Stewart” Donald A. Stewart Chairman and Chief Executive Officer

Date: May 16, 2003

/s/ “Paul W. Derksen” Paul W. Derksen Executive Vice-President and Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Senior Vice-President & Chief Legal Officer of Sun Life Financial Services of Canada Inc. (the “Company”) and will be retained by the Company and furnished to the Securities and Exchange Commission upon request.